

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 14, 2018

Li Jingping
President and Chief Executive Officer
China Lending Corporation
11th Floor, Satellite Building
473 Satellite Road
Economic Technological Development Zone
Urumqi, Xinjiang, China

> **Re:** **China Lending Corporation**
> **Registration Statement on Form F-3**
> **Filed March 6, 2018**
> **File No. 333-223465**

Dear Ms. Jingping:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services